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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                     EXFO ELECTRO-OPTICAL ENGINEERING INC. /
                      EXFO INGENIERIE ELECTRO-OPTIQUE INC.
                                (Name of Issuer)


                     SUBORDINATE VOTING SHARES, NO PAR VALUE
                             MULTIPLE VOTING SHARES
                         (Title of Class of Securities)



                                   302043 10 4
                                 (CUSIP Number)


                                DECEMBER 31, 2006
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)     [_]

Rule 13d-1(c)     [_]

Rule 13d-1(d)     [X]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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                               Page 1 of 9 Pages

CUSIP NO.  302043 10 4     13G
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1.       Name of Reporting Person          Germain Lamonde
         S.S. or I.R.S. Identifica-        (through Fiducie Germain Lamonde
         tion No. of Above Person          & G. Lamonde Investissements
         (entities only)                   Financiers Inc.)
--------------------------------------------------------------------------------

2.       Check the Appropriate Box         (a) [_]
         if a Member of a Group            (b) [_]
--------------------------------------------------------------------------------

3.       S.E.C. Use Only
--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization

         Canada
--------------------------------------------------------------------------------

Number of Shares  (5) Sole Voting Power       37,143,000 Multiple Voting Shares
Beneficially                                  483,500 Subordinated Voting Shares
Owned by Each     (6) Shared Voting Power       Nil
Reporting Person  (7) Sole Dispositive Power  37,143,000 Multiple Voting Shares
with:                                         483,500 Subordinated Voting Shares
                  (8) Shared Dispositive Power  Nil
--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         Multiple Voting Shares             37,143,000
         Subordinated Voting Shares            483,500
--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9

                                                         %CLASS  %TOTAL   %VOTE
1,900,000     Fiducie Germain Lamonde                      5.12    2.76    4.71
35,243,000    G. Lamonde Investissements Financiers Inc.  94.88   51.23   87.43
483,500       G. Lamonde Investissements Financiers Inc.   1.53    0.70    0.12
--------------------------------------------------------------------------------

12.      Type of Reporting Person

         IN
--------------------------------------------------------------------------------

                               Page 2 of 9 Pages

CUSIP NO.  302043 10 4     13G
--------------------------------------------------------------------------------
1.       Name of Reporting Person                Fiducie Germain Lamonde
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
         (entities only
--------------------------------------------------------------------------------

2.       Check the Appropriate Box       (a) [_]
         if a Member of a Group          (b) [_]
--------------------------------------------------------------------------------

3.       S.E.C. Use Only
--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization

         Quebec, Canada
--------------------------------------------------------------------------------

Number of Shares  (5)  Sole Voting Power        1,900,000 Multiple Voting Shares
Beneficially      (6)  Shared Voting Power          Nil
Owned by Each     (7)  Sole Dispositive Power   1,900,000 Multiple Voting Shares
Reporting Person  (8)  Shared Dispositive Power     Nil
with:
--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,900,000 Multiple Voting Shares
--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [_]
--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row 9

                                            %CLASS   %TOTAL   %VOTE
       1,900,000  Fiducie Germain Lamonde     5.12     2.76    4.71
--------------------------------------------------------------------------------

12.      Type of Reporting Person

         OO
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                               Page 3 of 9 Pages

CUSIP NO.  302043 10 4     13G
--------------------------------------------------------------------------------
1.       Name of Reporting Person            G. Lamonde Investissements
         S.S. or I.R.S. Identifica-          Financiers Inc.
         tion No. of Above Person
         (entities only)
--------------------------------------------------------------------------------

2.       Check the Appropriate Box   (a) [_]
         if a Member of a Group      (b) [_]
--------------------------------------------------------------------------------

3. S.E.C. Use Only
--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization        Quebec, Canada
--------------------------------------------------------------------------------

Number of Shares  (5)  Sole Voting Power       35,243,000 Multiple Voting Shares
Beneficially      (6)  Shared Voting Power          Nil
Owned by Each     (7)  Sole Dispositive Power  35,243,000 Multiple Voting Shares
Reporting Person  (8)  Shared Dispositive Power     Nil
with:
--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         35,243,000 Multiple Voting Shares
--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [_]
--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row 9

                                                           %CLASS  %TOTAL  %VOTE
35,243,000    G. Lamonde Investissements Financiers Inc.    94.88   51.23  87.43
--------------------------------------------------------------------------------

12.      Type of Reporting Person

         CO
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                               Page 4 of 9 Pages

CUSIP NO.  302043 10 4     13G
--------------------------------------------------------------------------------
1.       Name of Reporting Person                  G. Lamonde Investissements
         S.S. or I.R.S. Identifica-                Financiers Inc.
         tion No. of Above Person
         (entities only)
--------------------------------------------------------------------------------

2.       Check the Appropriate Box      (a) [_]
         if a Member of a Group         (b) [_]
--------------------------------------------------------------------------------

3.       S.E.C. Use Only
--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization

         Quebec, Canada
--------------------------------------------------------------------------------

Number of Shares (5)  Sole Voting Power       483,500 Subordinated Voting Shares
Beneficially     (6)  Shared Voting Power          Nil
Owned by Each    (7)  Sole Dispositive Power  483,500 Subordinated Voting Shares
Reporting Person (8)  Shared Dispositive Power     Nil
with:
--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         483,500 Subordinated Voting Shares
--------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [_]
--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row 9

                                                      %CLASS   %TOTAL   %VOTE
483,500   G. Lamonde Investissements Financiers Inc.    1.53     0.70    0.12
--------------------------------------------------------------------------------

12.      Type of Reporting Person

         CO
--------------------------------------------------------------------------------

                               Page 5 of 9 Pages

ITEM 1        NAME OF ISSUER

              The name of the issuer is EXFO Electro-Optical Engineering Inc./EXFO Ingenierie electro-optique inc.

              EXFO's principal executive offices are located at 400 Godin Avenue, Quebec, Quebec G1M 2K2, Canada.


ITEM 2(a).    NAME OF PERSON FILING

              This Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons"):

              (i)    Germain Lamonde ("Mr. Lamonde");

              (ii)   Fiducie Germain Lamonde ("FGL"); and

              (iii)  G. Lamonde Investissements Financiers Inc. ("GLIF").

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

              GERMAIN LAMONDE: 3044 Henri-Bernatchez, St-Augustin-de-Desmaures, Quebec, Canada, G3A 2Y1

              FGL, GILF: C/o EXFO Electro-Optical Engineering Inc., 400 Godin Avenue, Quebec, Quebec G1M 2K2, Canada.

ITEM 2(c).    CITIZENSHIP:

              Mr. Lamonde: a Canadian citizen.

              FGL: a trust existing pursuant to Quebec law, Canada.

              GLIF: a corporation existing pursuant to the Companies Act of Quebec, Canada.

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

              Multi Voting Shares

              Subordinate Voting Shares

ITEM 2(e).    CUSIP NUMBER:

              302043 10 4

ITEM 3.

              NO CHANGES.

                               Page 6 of 9 Pages

ITEM 4.       OWNERSHIP

              As of December 31, 2006, Mr. Lamonde beneficially owns an aggregate of 37,143,000 multiple voting shares and 483,500 subordinated voting shares which represent approximately 92.3% of the voting power in EXFO and 54.7% of the issued and outstanding shares of EXFO, being 37,143,000 multiple voting shares and 31,609,969 subordinate voting shares. Mr. Lamonde has the sole power to vote or direct the vote of 37,143,000 multiple voting shares and the sole power to dispose or to direct the disposition of 483,500 subordinated voting shares. Of the 37,143,000 multiple voting shares beneficially owned by Mr. Lamonde, 35,243,000 multiple voting shares are held of record by GLIF, 1,900,000 multiple voting shares are held of record by FGL and 483,500 subordinated voting shares are held of record by GLIF. GLIF is controlled by Mr. Lamonde, and the FGL is a family trust for the benefit of Mr. Lamonde and members of his family.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS

              NO CHANGES.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              NO CHANGES.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

              NO CHANGES.


ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

              NO CHANGES.


ITEM 9.       NOTICE OF DISSOLUTION OF THE GROUP

              NO CHANGES.

ITEM 10.      CERTIFICATION

              NO CHANGES.


                               Page 7 of 9 Pages

                                   SIGNATURES


              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                        Dated:  February 13, 2007


                                        /s/ Germain Lamonde
                                        --------------------------
                                        Germain Lamonde


                                        FIDUCIE GERMAIN LAMONDE

                                        By /s/ Germain Lamonde
                                           -----------------------
                                        Name: Germain Lamonde
                                        Title: Trustee


                                        G. LAMONDE INVESTISSEMENTS
                                        FINANCIERS INC.


                                        By /s/ Germain Lamonde
                                           -----------------------
                                        Name: Germain Lamonde
                                        Title: President

                                   EXHIBIT "A"

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of them in the capacities set forth herein below.


                                        Dated:  February 13, 2007



                                        /s/ Germain Lamonde
                                        --------------------------
                                        Germain Lamonde


                                        FIDUCIE GERMAIN LAMONDE

                                        By /s/ Germain Lamonde
                                           -----------------------
                                        Name: Germain Lamonde
                                        Title: Trustee


                                        G. LAMONDE INVESTISSEMENTS
                                        FINANCIERS INC.


                                        By /s/ Germain Lamonde
                                           -----------------------
                                        Name: Germain Lamonde
                                        Title: President


                               Page 9 of 9 Pages